Exhibit 99.1

Dear Exodus Shareholder,

You helped create history with us last year. Today marks five and half months since our tokenized shares, symbol EXOD, began trading on the tZERO platform. This remains a monumental occasion for our company, and we continue to believe in our partnership with tZERO and the future of the stock market on the blockchain.

2021 was a year of tremendous growth for Exodus. We nearly tripled headcount - from approximately 80 to over 220. Rapid scaling of our workforce allowed us to hit the ground running with the launch of our desktop exchange - facilitating effortless exchanges between more than 150 assets. We also established fast and easy peer-to-peer transactions with the Lightning network and centralized the CeFi and DeFi experience with the FTX integration. And, finally, we were vanguards in the NFT space with the development of our native, Magic Eden NFT Marketplace.

We want to take this opportunity to thank our customers, our investors, and our community who continue to thrive with us. We are heading towards a future where we are in control of our wealth, and we believe the future has never been brighter.

Our focus for 2022 turns to helping you, our investors and customers, attain financial independence via DeFi. The Web3 ecosystem continues to evolve, and we’re poised to capture its remarkable growth. Our primary focus will be on the development of a multi-chain, multi-asset browser extension which will mirror the beautiful design and ease-of-use you’ve experienced across the Exodus platform. We are also expanding our NFT functionalities, enabling you to trade and hold NFTs on multiple chains securely.

In addition, we are focused on helping move customers from the legacy financial system. Our customers will be able to buy cryptocurrency using dollars, euros or any other legal tender globally, on iOS, Android and our desktop platform in the first half of this year.

All these capabilities bring us closer to our vision: to help the world exit the traditional financial system. We are well on our way, and we are glad to have you with us on this journey.

Our fourth quarter and full year results reflect our progress towards achieving our vision. Full year total revenue of $95.8 million beat our guidance, increasing 351% over the prior year with exceptional year-over-year growth in exchange volume and monthly active users (“MAUs”). As of Q4 end, MAUs increased to 914,912, up 122% from 412,197 MAUs in Q4 last year.

Our success in growing and maintaining our customer base through 2021 overshadows the notion that we are in a crypto winter. We predict continued loyalty and expansion of our customer base through 2022, especially as we onboard products that help capture the growth of the Web3 ecosystem. By the end of 2022, Exodus will be the go-to app for dApps, DeFi and NFTs.

We closed 2021 with approximately $127.7 million in cash and liquid assets, over half of which is held in cryptocurrencies. We are putting our balance sheet to work in 2022 with the launch of a $40 million marketing campaign focused on driving increased market share. We also expect to nearly double our headcount this year in support of our growth plans to capture users within the rapidly growing DeFi space.

Lastly, one of our most important values is outstanding customer support. We are proud to share that in 2021, our average response time improved from days to now less than ten minutes. Our world-class customer support team is available 24/7 to answer any and all of your questions at support@exodus.com.

We appreciate your support, and we look forward to continued success in 2022.

Sincerely,

JP Richardson
CEO and Co-Founder

Key Metrics for the Fourth Quarter and Full Year 2021 Ended December 31, 2021

Monthly Active Users: MAUs grew to 914,912 as of 2021 year-end, up 122% from the 412,917 MAUs on December 31, 2020.

Exchange Aggregation Business: The volume processed by the exchange API Providers increased to $1.4 billion in Q4 2021, up 260% from fourth quarter 2020. Bitcoin and Ethereum continue to be the top assets traded at 23% and 16% of volume, respectively. For the year-ended December 31, 2021, total exchange volume increased 414% over the prior year.

Key metrics summary
	4Q21	4Q20	2020	2021
Exchange volume ($ thousands)	$1,396,093	$387,674	$1,069,990	$5,497,777
Exchange transactions	809,029	484,257	1,449,720	4,345,784
$/transaction	$1,726	$801	$738	$1,265
Downloads	1,040,700	679,100	1,609,877	5,022,934

Financial Results for the Fourth Quarter 2021 and Full Year Ended December 31, 2021

Revenue of $95.8 million for the full year increased 350% relative to the prior year. The growth in total revenues was primarily driven by an increase in revenue from the exchange aggregation of $73.0 million. New products and services, such as fiat on-boarding and staking accounted for $1.6 million of the increase.

Revenue by category

		% of 21		% of 20
Revenue ($s in 000s)	2021	Operating Revenue	2020	Operating Revenue	% Y/Y change
Exchange aggregation	$93,476	97.6%	$20,456	96.3%	357%
Consulting	285	0.3	673	3.2	(58)
Fiat on-boarding	610	0.6	77	0.4	692
Staking	1,056	1.1	20	-	-
Gaming	4	-	4	-	-
Other	418	0.4	21	0.1	1890
Total Revenue	$95,849	100.0%	$21,251	100.0%	351.0%

Operating Expenses (excluding depreciation, amortization and impairments) were $42.9 million, an increase from $13.7 million in the prior year. The increase reflects higher cost of revenues and general and administrative expenses, up 139% and 217%, respectively, as compared to the prior year due to higher associated compensation and incentive expenses. Advertising and marketing increased 819% to $9.9 million for the full year, as compared to $1.1 million in 2020, reflecting an increase in marketing expenses and hiring compensation. The team grew to approximately 220 full time equivalents as of December 31, 2021, an increase of approximately 140 from the prior year.

Expenses by category

Expense category ($s in millions)	4Q21	4Q20	2021	2020
Cost of Revenues	4.6	2.5	21.0	8.8
Cost of Revenues as a % of revenue	17.5%	33.5%	21.9%	41.3%
General & Administrative	3.9	0.6	12.0	3.8
General & Administrative as a % of revenue	15.0%	7.3%	12.5%	17.8%
Advertising & Marketing	1.7	0.7	9.9	1.1
Advertising & Marketing as a % of revenue	6.3%	8.8%	10.3%	5.2%

Total operating expenses	$10.2	$3.7	$42.9	$13.7
Total operating expenses as a % of revenue	38.8%	47.3%	44.8%	64.3%

Adjusted EBITDA1 was $16.5 million and $53.7 million for the fourth quarter and full year, respectively. Adjusted EBITDA increased 313% and 510%, respectively, over the prior year periods.

Reconciliation of EBITDA and Adjusted EBITDA

In USD millions	4Q21	4Q20	2021 *	2020
Net (loss) income	$13.4	$4.0	$(17.9)	$8.2
Interest income	(0.4)	-	(0.7)	(0.1)
Income tax expense	1.1	1.7	6.0	1.3
Depreciation and amortization	0.5	0.1	1.8	0.7
EBITDA	$14.6	$5.8	$(10.8)	$10.1
Loss on extinguishment of SAFEs	-	-	61.0	-
Unrealized loss on investments	0.2	-	0.2	-
Gain on digital assets	(3.4)	(2.3)	(20.8)	(5.0)
Impairment of digital assets	4.8	0.4	23.4	2.4
Stock based compensation	0.3	0.1	0.7	1.3
Adjusted EBITDA[2]	$16.5	$4.0	$53.7	$8.8

1 Non-GAAP metric. See footnotes at the end of this communication.
2 Includes prior period adjustments.

Cash and digital asset holdings.  We hold $127.7 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of December 31, 2021 we held $50.7 million in USD, USDC, and Tether and $61.2 million in bitcoin. The table below reflects the value of certain assets both in terms of market value and book value as of December 31, 2021.

	12/31/2021		12/31/2020
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$33,253	$61,218	$7,159	$20,141
ETH	3,757	9,342	498	1,190
Algorand	5,023	6,407	-	-
Other Digital Assets	-	-	11	15
USD	5,375	5,375	1,423	1,423
USDC	45,291	45,291	1,189	1,189
Tether	77	77	-	-
Total	$92,776	$127,710	$10,280	$23,958

Q4 Live Webcast

Our fourth quarter and full year 2021 fiscal results will be webcast live beginning at 2:30 p.m. (Eastern Time), March 2, 2022 at www.exodus.com. Investors may also access the live webcast by using this link. A replay of the call will be available on the same website.

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the fourth quarter of 2021, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net (loss) income can be found below in the table captioned “Reconciliation of Net (Loss) Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest (income) expense, stock based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.